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2011 NASDAQ OMX ANNUAL REPORT

NASDAQ OMX®

40 YEARS OF REDEFINING THE MODERN EXCHANGE. WELCOME TO THE NASDAQ OMX CENTURY.

Forty years ago, we introduced electronic trading. Today electronic trading is the norm, making the world's capital markets move faster, more efficiently and more transparently. We now own and operate 24 markets, 3 clearinghouses and 5 central securities depositories supporting all asset classes and the entire lifecycle of a trade. That's why more than 70 marketplaces rely on our technology to power 1 in 10 of the world's securities transactions. Welcome to where exchanges are redefined.

LETTER TO SHAREHOLDERS



On February 8, 1971, when every other financial market on the planet used a physical trading floor, we redefined the industry by launching the first electronic market. Many thought electronic trading was too disruptive and would not last. We saw it as an efficient way to develop and empower economies worldwide. Our technology and communication tools could directly connect market participants for the first time.

At that time, access to capital for growth companies was limited, and the venture capital firms seeding their innovations needed exit strategies. It was the advent of the Information Age with entrepreneurial companies developing unimaginable products and services. We embraced the future and shared their risk, inventing the modern IPO to fuel their technological, medical, and social advances. The capital they raised created millions of jobs along the way and shaped the modern world.

This revolutionary way of building economies rippled around the globe. Forty years later, the NASDAQ model is emulated by every major exchange in the world, creating openness, transparency and efficiency for all investors by providing equal and fair access to the marketplace. Technology is still at the heart of everything we do. We set the bar in 1971 and continue to raise it today, relentlessly redefining the role of the exchange in the global economy. That's why more than 70 marketplaces in 50 countries rely on us to power their markets - from centuries-old bellwethers to newly formed emerging markets. We power 1 out of every 10 securities transactions worldwide. Our unwavering commitment to champion opportunity continues to spur the world-advancing ingenuity of our approximately 3,400 global listed companies. They look to us to influence smart regulation, drive fiscal policy, and foster investor trust so they can turn *what if* into *why not*.

Markets are the cornerstone of economies, fueling the progress that shapes our future. Without strong, transparent, nimble, and credible markets, innovation goes unrealized. We remain true to our mission: **WHERE INNOVATION MEETS ACTION — FUELING THE WORLD'S ECONOMIC GROWTH ONE INVESTOR, ONE COMPANY, ONE MARKET AT A TIME**. We will continue to lead change in the global economy because that's what disrupters do . . . we transform. And we're just getting started. Imagine what the next 40 years will bring.

Robert Greifeld

Robert Greifeld

Chief Executive Officer

CEO INTERVIEW

JOHN SWEENEY, NASDAQ OMX IRO, INTERVIEWS BOB GREIFELD, NASDAQ OMX CEO

John: Hello, I'm John Sweeney, Vice President of Investor Relations for NASDAQ OMX and today I'm at the MarketSite with Bob Greifeld, our CEO. Welcome, Bob.

Bob: Hello, John. Welcome and thank you. You've been here for two weeks now? I'd also like to thank Vince Palmiere, who served your role very capably, and has moved to our Market Data group to lead strategy.

John: Thank you, Bob. 2011 was a big year from a regulatory point of view. How did that impact our performance? And how do you think the regulatory landscape is going to impact stock exchanges in the future?

Bob: Regulation didn't have a big impact on our 2011 performance. There has been a lot of publicity about Dodd-Frank, which will have a pervasive impact over time. I think the biggest change will be in the U.S. and European derivatives over-the-counter trading. It will slowly transition over multiple years to central clearing and will be standardized into what is called "sets."

John: How are fewer IPOs impacting NASDAQ OMX and the overall economy?

Bob: We had a number of very exciting IPOs in 2011, finishing the year with Zynga and Groupon. IPOs are important to the economy. Studies show that 92 percent of job employment happens in a company's history after they go public, which helps the overall economy. In a given quarter or month, they don't move our dial, per se, because due to accounting rules, we spread the revenue over a period of time. We remain fairly optimistic that we're going to have a relatively strong IPO calendar in 2012. We have about 100 companies in the pipeline, a very strong number. We have to pay attention to what percent of those IPOs actually become public. However, I think the window is opening.

John: How is NASDAQ OMX dealing with the challenge of exchange volumes over the past few years?

Bob: We've excelled in dealing with that reality. We invented access services and diversified so that a majority of our revenue is now from non-transaction related activity. Make no mistake, we love higher volumes. In 2011, we had only one month of higher volumes - August. In 2010, we had about 6 weeks – May into June. For 2012 budget forecasting, we have a conservative outlook for one month of good volume. Certainly, if we see growth, we'll do better than that.

John: In the past year the financial system has been challenged and criticized. In your view, is the criticism fair?

Bob: Certainly any system can stand to improve itself. After the 2008 credit crisis, we're going to witness criticism for a period of time. I think it's important to recognize what we do. We bring openness and transparency to the markets, creating an equal playing field for all players. When you look at the freezing of the credit markets in 2008, we did not have the concurrent activity in the equity markets. While the credit markets completely froze because of their opaque nature, the equity markets handled record volumes. Coming out of the credit crisis, I think people recognize the value of on-exchange trading and the mutualization of risk through clearing houses. This will serve us well over the long term.

John: Tell me about the $100 million share buyback in the last quarter of 2011.

Bob: At the board level, we've committed to $300 million of a share buyback. During the fourth quarter of 2011, we repurchased 3.98 million shares of our common stock at an average price of $25.10, for an aggregate purchase price of $100 million. We intend to complete the remainder as soon as we can in a prudent manner. The other big question is with respect to a dividend. It's under consideration and it's not really a question of if, but a question of when. We recognize that we have a cash generative business and it's our incumbent responsibility to return that to investors in either the form of a dividend or share buybacks.

John: What are your thoughts on high frequency trading?

Bob: First, I want to speak about what an exchange uniquely does. An exchange is where price discovery happens. When you look at the price of Apple, we discover that price in the exchange through a fair access standard, inviting all investors with divergent viewpoints into our market to discover what the true price should be. We have investors who will think about it in the nanosecond, which is considered high frequency trading. We have small investors - retail investors – and very large institutional investors coming into the marketplace. We have those who think in a five- or 10-year time frame. They all come together and interact with each other through their orders to discover price. We think it's a fundamental mistake to preclude any investor, regardless of size or priority, from equal and fair access to the marketplace.

John: Bob, thank you for being here today. We look forward to updating you on NASDAQ OMX's progress as we move forward.

2011 ACHIEVEMENTS

REVENUE GROWTH OVERACHIEVEMENT

- NASDAQ OMX **+11%** UP $170M
- Options Trading +18% UP $48M
- Corporate Solutions +15% UP $12M
- Global Index Group +11% UP $5M
- Access Services +29% UP $50M
- European Market Data +19% UP $13M
- Market Technology +20% UP $31M

OPERATIONAL EXCELLENCE

- **NASDAQ Options Market**
  76% Latency Reduction 400% Increased Throughput
- **Closing Cross Records**
  Russell Reconstitution Best Price Discovery Facility
  NASDAQ-100 Special Rebalance
- **NASDAQ Data-On-Demand**
  2011 IMD Award Winner
  Most Innovative Market Data Project
- **Genium INET**
  Bond Trading Across 5 Nordic & Baltic Markets
  Genium INET Web Trade Launched
  Singapore Exchange (SGX) went live
- SIX Swiss Exchange Implemented X-stream INET
- JapanNext successfully went live with X-stream
- Osaka Securities Exchange (OSE) launched J-GATE, a new derivatives trading system

GLOBAL CAPITAL FORMATION

- More **trading choices** across our **equities markets**
- NASDAQ OMX Market Share **72%**
- **87** Global IPOs (78 U.S., 9 Nordic/Baltic)
- **NASDAQ OMX Switches** $75B in Market Cap
- Launched Genium INET for Cash Fixed Income trading on five of our Nordic and Baltic markets

NEW INVESTMENT OPPORTUNITIES

- **Alpha Index Option Pairs** Trend company performance against the S&P 500
- **900+** Number of Indexes in the U.S. All-Market Family
- **25** New Products Tracking NASDAQ OMX Indexes
- Over **8200 structured products** are now linked to our index performance

BEYOND THE MATCH

- **NASDAQ OMX SMARTS** made first sale of surveillance technology into Latin America
- Launched **Genium Risk** The first real-time risk management system with multi-asset capabilities
- Our new **Ultrafeed** provides low latency, normalized data from multiple asset classes

NEW ACQUISITION

- **Glide Technology** Integrated PR & IR Content Management World-class monitoring and analysis
- RapiData, now known as **NASDAQ OMX Event Driven Analytics**, provides U.S. Government & Economic News direct from the source via Electronic Feed
- **KASM** Firm specializing in post-trade OTC risk management software

2011 PERFORMANCE

BUSINESS	2011 REVENUE	2011 GROWTH
European Equity Trading	$93M	3% Growth
U.S. Market Data	$135M	7% Growth
Global Index Group	$52M	11% Growth
U.S. Derivative Trading	$185M	23% Growth
Corporate Solutions	$90M	15% Growth
Access Services	$223M	29% Growth
U.S. Listings	$173M	2% Growth
U.S. Tape Plans	$115M	-2% Growth
Market Technology	$183M	20% Growth
European Market Data	$83M	19% Growth
European Listings	$54	10% Growth
U.S. Equity Trading	$155M	-6% Growth
European Derivative Trading	$128M	11% Growth

40 YEARS OF HISTORY

Markets Operated by NASDAQ OMX

1971 1 2011 24

NASDAQ OMX Indexes

1971 1 2011 2,600

NASDAQ OMX Employees

1971 24 2011 2,433

Marketplaces Using NASDAQ OMX Market Technology

1971 1 2011 70

NASDAQ OMX Global Office Locations

1971 1 2011 30

YEAR IN REVIEW

January 2011

> NASDAQ OMX Hosts Remote Market Open from Davos WEF

February 2011

- NASDAQ OMX appoints new president of NASDAQ OMX Finland
- Osaka Stock Exchange launches J-GATE, a new derivatives trading system
- Singapore Exchange partners with NASDAQ OMX to provide corporate solutions to Asian companies

March 2011

- NASDAQ OMX Launches Genium INET Web Trade, a Web Based Trading Application with Pre-Trade Limits
- NASDAQ OMX starts trading in new ETFs from SEB
- NASDAQ OMX starts trading in two new fixed income ETFs from XACT Fonder
- NASDAQ OMX and National Association of Corporate Directors Announce Unique Partnership

April 2011

- Investors Demanding Positive Eco and Social Impacts Can Now Access NASDAQ Sustainability Index for Their Portfolios
- NASDAQ OMX Reports Record First Quarter 2011 Results
- NASDAQ Welcomes 21Vianet
- NASDAQ Closing Cross Has a Record Day for the Special Rebalance of the NASDAQ 100 Index

May 2011

- Edward Lowe Foundation Receives $730,000 Grant From The NASDAQ OMX Educational Foundation for Research on Job Creation and Capital Access
- NASDAQ-100 Data Explorers Optimized Index launched, enhances liquidity
- NASDAQ OMX CEO Bob Greifeld Presents at the UBS 13th Annual Global Financial Services Conference
- SEC Approves BX Venture Market
- NASDAQ Welcomes Leading Russian Internet Company Yandex
- Junior Achievement and NASDAQ OMX Help NYC and LI Youth Find the Next Million Dollar Idea

June 2011

- NASDAQ OMX Corporate Solutions Debuts Social Media and Investor Products at NIRI Conference
- SIX Swiss Exchange Extends Contract With NASDAQ OMX and Upgrades to New Trading Platform
- NASDAQ OMX Successfully Launches Bond Trading on Genium INET Across Five Nordic and Baltic Markets
- NASDAQ Closing Cross Proves to be the Best Price Discovery Facility During the Russell Reconstitution
- NASDAQ OMX and RTS Stock Exchange Announce Market Data Partnership

July 2011

- NASDAQ Welcomes Zillow to the NASDAQ Global Market
- NASDAQ Welcomes Skullcandy to the NASDAQ Global Market
- NASDAQ OMX Continues to Deliver Record Earnings
- NASDAQ Welcomes Dunkin' Brands Group, Inc. to the NASDAQ Global Select Market

August 2011

- NASDAQ Welcomes Carbonite to the NASDAQ Global Market
- Board Communications Go Mobile With the Launch of NASDAQ OMX's Directors Desk HD
- Take Aim: NASDAQ OMX and Prostate Cancer Foundation Team Up

September 2011

- The Mako Group Selects NASDAQ OMX's SMARTS Broker to Manage Derivatives Surveillance
- NASDAQ OMX Hosts Ceremonies in Remembrance of September 11, 2001
- BM&FBOVESPA and BSM Choose NASDAQ OMX's SMARTS Integrity to Enhance Market Surveillance Operation

October 2011

- NASDAQ OMX Nordic Indexes to be Added to Axioma's Risk Modeling System
- NASDAQ OMX to Launch UltraFeed
- NASDAQ OMX Announces Program to Repurchase Common Stock
- Osaka Securities Exchange and NASDAQ OMX Corporate Solutions, Inc. Introduce NASDAQ's Corporate Intelligence to Listed Companies
- Bolsa Electronica de Chile Chooses NASDAQ OMX for New Trading System and Strategic Alliance
- NASDAQ OMX Acquires Glide Technologies
- NASDAQ OMX Reports Record Earnings, Continues to Deliver Growth in Revenues

November 2011

- NASDAQ OMX Nordic increases market share to 72%
- NASDAQ Welcomes Groupon to the NASDAQ Global Select Market
- NASDAQ OMX and Cooking With the Troops to Host Event in Honor of Veterans Day 2011
- Viacom Transfers Listing to the NASDAQ Stock Market
- NASDAQ Welcomes Angie's List to The NASDAQ Stock Market

December 2011

- NASDAQ OMX CFO Lee Shavel Presents at the NASDAQ OMX 27th Investor Program
- NASDAQ Welcomes Jive Software to the NASDAQ Global Select Market
- FTEN and Object Trading Offer Transparent Real-Time Risk Controls and Global Cross-Market Access
- NASDAQ OMX Acquires the Business of RapiData LLC
- NASDAQ Welcomes World's Largest Travel Site TripAdvisor to The NASDAQ Stock Market, Following Successful Spin-Off

OUR MISSION:

NASDAQ OMX is where **innovation** meets **action** — fueling the **world's economic growth** one investor, one company, one market at a time.

NASDAQ OMX®